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                                                                    EXHIBIT 4



In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, there are not being filed various instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized and outstanding under each such instrument does not exceed 10% of the total asset of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.


Federal Paper Board Company, Inc.
March 25, 1994